SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OFFERS AER LINGUS FULLY CREWED AIRCRAFT TO PREVENT PENSION STRIKE DISRUPTION

RYANAIR SUPPORTS AER LINGUS POLICY OF NO FURTHER CONTRIBUTIONS TO DEFINED CONTRIBUTION PENSION SCHEMES

Ryanair calls on Aer Lingus Director (and ICTU fat cat boss) David Begg to confirm that he supports Aer Lingus, and condemns these unacceptable strike threats

Ryanair, Europe's No. 1 airline, today (29 Oct) announced that it had written to Aer Lingus supporting the airline's policy that it should not make any additional contributions to its defined contribution pension schemes.  Ryanair noted that these pension schemes were already topped up with €104m of shareholder funds at the time of Aer Lingus' 2006 IPO, and both the unions and employees agreed at that time that the airline's pension contributions would be fixed thereafter.

Ryanair regards this latest attempt by Aer Lingus unions to bully the airline into making further unjustified contributions to Aer Lingus' defined contribution pension schemes as industrial blackmail.  These claims are totally unjustified coming from a group of unions which already received a gift of €104m into their pension schemes in 2006, on top of receiving 15% of Aer Lingus' equity at the IPO and a further €35m gift from the airline in 2010 to pay off the ESOT's bank debts.

Ryanair believes that the shareholders of Aer Lingus have had enough of these repeated cash raids by the Aer Lingus unions.  Aer Lingus' pension schemes are clearly defined contribution, and there is no justification for any further or additional contributions being made by Aer Lingus.  Should the Aer Lingus unions again attempt to blackmail the airline using threats of industrial action, then Ryanair will provide Aer Lingus with as many short-haul aircraft at market rates as the airline needs to enable it to continue to fly without disruptions to Aer Lingus passengers, while defending the funds of Aer Lingus shareholders.

Ryanair's Stephen McNamara said:

"Ryanair has written today to Aer Lingus CEO Christoph Mueller supporting the company's "no further contribution" policy towards Aer Lingus' defined contribution pension schemes.  In its 2011 annual report, Aer Lingus contributed some €20m to its DC pension schemes, which equated to more than half of Aer Lingus' total profitability.  Enough is enough.  Ryanair will provide every assistance to Aer Lingus to maintain competition with Ryanair, and defeat these threats of disruption to Aer Lingus schedules by Aer Lingus unions who are yet again seeking to unjustly enrich themselves at the expense of Aer Lingus' shareholders.

"Ryanair also calls on the DAA to dismiss any further attempt by its unions to featherbed their pension schemes, when any such cost increase will inevitably be passed on, by Ireland's inadequate Aviation Regulator, to passengers in the form of higher airport charges.  As traffic at Ireland's DAA airports continues to decline, this country and our tourism industry cannot afford higher airport charges, or more strike threats from these out of touch airport trade unions.

"Ryanair is willing to provide whatever aircraft Aer Lingus needs to enable them to avoid disruptions to Aer Lingus' flights or services should the Aer Lingus unions engage in any industrial relations blackmail over these unjustified pension claims.

"Ryanair also calls on Aer Lingus Director (and ICTU fat cat boss) David Begg to confirm that he supports the airlines position on these defined contribution pension schemes and that he condemn this industrial blackmail by these Aer Lingus unions.

For further information

please contact:                     Stephen McNamara                  Joe Carmody
                                                Ryanair Ltd                                Edelman
                                                Tel: +353-1-8121212              Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 26 October, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary